Exhibit 99.9

BMO Global Asset Management (EMEA) Deploys NICE Cloud Compliance Recording for Microsoft Teams to Support Remote Workforce and Full Agility

NICE’s certified cloud solution helps BMO GAM accelerate the adoption of Microsoft Teams for its remote workforce while contributing to regulatory compliance and reducing overhead costs

Hoboken, N.J., June 29, 2021 – NICE (NASDAQ: NICE), a leading provider of communication compliance solutions, today announced that BMO Global Asset Management (BMO GAM), the global investment manager owned by BMO Financial Group, has deployed NICE’s certified Cloud Compliance Recording solution for Microsoft Teams across its business in Europe, the Middle East and Africa (EMEA) to meet certain regulatory requirements around recording omnichannel communications for regulated employees now working from home.

“As we transitioned to Microsoft Teams to support our remote workforce, we needed to implement a compliance recording solution quickly,” said Scott Wilson, Director, Infrastructure & Operations at BMO Global Asset Management. “NICE’s fully managed, cloud-based, software-as-a-service offering for Teams compliance recording enabled us to accelerate our adoption of Microsoft Teams. We were also able to free our staff from time-consuming activities like handling security patches, upgrades and other platform management tasks, which are now fully managed by NICE.”

Chris Wooten, Executive Vice President, NICE, said, “Leading financial services firms like BMO GAM are embracing remote and hybrid work environments and collaborative communication technologies like Microsoft Teams. NICE is helping to accelerate their digital transformation and ensure faster time-to-value, by providing complete recording coverage and contributing to compliance with different regulations worldwide. For firms with a cloud-first strategy, our SaaS recording solution delivers a low maintenance, touch-free experience, along with other powerful advantages of the cloud, including zero footprint and unprecedented scalability, reliability and security.”

NICE’s Certified Compliance Recording for Microsoft Teams
Offered as an on-premise or fully managed cloud solution, NICE’s all-in-one compliance recording and assurance platform is used by most of the world’s leading banks and investment firms to record and retain trade-related conversations from unified communications platforms, turrets, desk phones, and mobile phones. It is the first compliance recording solution to be certified under the Microsoft Teams certification program. Offering complete recording coverage for all Microsoft Teams communications, including voice, video, chat and screen sharing, the solution leverages the Microsoft Azure secure cloud for application hosting, and compliant capture and archiving of regulated employee communications.

Learn More
To learn more about NICE Compliance Recording for Microsoft Teams:
•Click here to visit NICE’s Microsoft Teams Recording Resource Center.
•Email fmc@nice.com for more information.

About BMO Global Asset Management
BMO Global Asset Management is a global investment manager with offices in more than 25 cities in 14 countries, delivering service excellence to clients across five continents. Our four major investment centres in Toronto, Chicago, London and Hong Kong are complemented by a network of world-class specialist managers strategically located across the globe: BMO Real Estate Partners, LGM Investments and Pyrford International Ltd. BMO Global Asset Management is a signatory of the United Nations-supported Principles for Responsible Investment initiative (UNPRI).

BMO Global Asset Management is a part of BMO Financial Group, a highly diversified financial services provider based in North America with total assets of CDN $950 billion as of 30 April 2021.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson +646-408-5896 cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.